SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                          Commission File No. 33-28188

                 Form 10-KSB for Period Ended: December 31, 1998

PART - I - Registrant Information

                     THE OHIO & SOUTHWESTERN ENERGY COMPANY
             (Exact name of registrant as specified in its charter)

                               CIK No. 0000553320

           #450-650 W. Georgia Street, Vancouver, B.C. Canada V6B 4N8
               (Address of principal executive offices) (Zip Code)

PART II - Rules 12-b25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

         State below, in reasonable detail, the reasons why Form 10-K and form 10-KSB, 20-F, 1-K, 10-Q, and Form N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         Form 10-KSB for The Ohio & Southwestern Energy Company could not be filed within the prescribed period due to the audit not being completed in the time period necessary for current filing.


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Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification:

                  Ralph Shearing
                  (604) 684-8662

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  Yes

         (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be effected by the earnings statements to be included in the subject report or portion thereof?

                  No

         The Ohio & Southwestern Energy Comany has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

         Dated: March 30, 1999            The Ohio & Southwestern Energy Company


                                          /s/ Ralph Shearing
                                          --------------------------------------
                                          President



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                                 AMISANO HANSON
                              Chartered Accountants
                           #604-750 West Pender Street
                              Vancouver, BC V6C 2T7

                             ACCOUNTANT'S STATEMENT


Re:      The Ohio & Southwestern Energy Company


To Whom It May Concern:

         We are the auditors for The Ohio & Southwestern Energy Company and have audit procedures underway for the fiscal year ending December 31, 1998; however, the audit has not been finalized within the time frame necessary for current filing.


         Dated:  March 30, 1999                   AMISANO HANSON


                                                  /s/ Kevin Hanson
                                                  ------------------------------